EXHIBIT 99.1

TRX Gold Advancing Processing Plant Expansion Throughput To Be Greater Than 3,000 TPD

TORONTO, Nov. 04, 2025 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to provide an update on the processing plant expansion and upgrade project at the Buckreef Gold Project (“Buckreef Gold”).

As outlined in the Company’s Preliminary Economic Assessment (“PEA”) filed on May 27, 2025, the Company’s plan is to expand and upgrade the processing plant over the next two years to increase throughput and recoveries, followed by a transition from open pit to underground mining.

The PEA initially contemplated a single 3,000 tonne per day (“TPD”) processing circuit for sulphide ore that was expected to produce average annual gold production of approximately 62,000 ounces of gold over 17.6 years at a capital cost of approximately US$30 million for the processing plant expansion. The Company is now planning and has begun executing on a larger processing facility than was initially contemplated in the PEA, consisting of a 3,000+ TPD processing circuit for sulphide material as well as a 1,000 TPD processing circuit for oxide and transition material, and tailings retreatment. The 1,000 TPD processing circuit is also expected to be capable of processing sulphide material at a reduced throughput level and lower recovery rates (approximately 80+% versus 87+% in the larger 3,000+ TPD circuit for sulphide material) and can be upgraded to have similar specifications to the 3,000+ TPD processing circuit. The newly designed processing plant expansion will consist of plant upgrades and new components being integrated into the existing 2,000 TPD processing plant at a capital cost of approximately US$30 million, in line with the PEA, and financed from internally generated cashflow over the next 18-24 months. The increase in expected throughput from the larger processing circuit is now expected to produce average annual gold production in excess of the 62,000 ounces of gold published in the PEA.

Stephen Mullowney, TRX Gold CEO says “The planning and execution of the expanded processing plant is well underway, and it is now envisioned to be larger than anticipated in the PEA, which should lead to higher gold production than was anticipated in the PEA. Our expansion will be rolled out over the next 18-24 months with operational improvements throughout that period which are expected to positively impact financial performance. Since our first gold pour in 2021, the Buckreef Gold processing plant has completed three expansions, increasing its capacity from 360 TPD to 1,000 TPD and subsequently to 2,000 TPD. The forthcoming improvements over the next 18-24 months will continue this growth trajectory. The overall project continues to be on budget and in line with capital cost estimates in the PEA. The Company is currently paying for these upgrades out of cash flow from operations and available liquidity lines, while at the same time continuing to improve overall working capital.”

3,000+ TPD Processing Circuit

The 3,000+ TPD Processing Circuit will consist of the following:

  A separate and new jaw crusher/apron feeder feeding a Semi Autogenous Grind (“SAG”) mill in closed circuit utilizing the largest ball mill in current 2,000 TPD processing circuit;
  The installation of a new flotation and fine grind unit, which will concentrate 87%-90% of gold into less than 15% of total mass, followed by ultra-fine grinding and intensive cyanide leaching;
  Adding two pre-leach thickeners for feeding high-density slurry to the carbon in leach (“CIL”) circuit; and
  The CIL circuit will utilize the existing large CIL tanks, with additional CIL tanks being added to this circuit.

1,000 TPD Processing Circuit

The 1,000 TPD Processing Circuit will consist of the following:

  The existing 3-stage crushing circuit, which will receive immediate upgrades to improve throughput in the short term including: (i) replacing the apron feeder under the jaw crusher with a more robust unit; (ii) strengthening foundations and reducing vibrations in secondary and tertiary cone crushers; (iii) modifying screen deck for improved crushing circuit efficiency; and (iv) overhauling conveyor belts, drives, alignment systems, cleaning systems, and upgrading electromagnet and weightometers; and
  The existing three smaller 360 TPD ball mills as well as smaller CIL tanks.
  This circuit can also be upgraded to have similar specifications as the 3,000+ TPD processing circuit to achieve similar recovery rates for sulphide material by integrating it into the floatation and fine grind unit and adding a pre-leach thickener.

Overall Plant Upgrades

Overall Plant Upgrades include:

  The ball mills will receive a series of immediate upgrades including: (i) installation of new feeders; and (ii) improvements in power draw and feed control, integrating advanced belt feeders and variable speed mill motor drives with enhanced process controls.
  All CIL tanks will receive immediate upgrades including: (i) upgraded CIL agitators and inter-tank transfer systems to manage increased flow and slurry density; (ii) upgraded pumps and screens; and (iii) enhanced reagent dosing and measurement systems. These upgrades are expected to allow for higher throughput and more stable operating conditions.
  Installing high-purity oxygen injections using an oxygen plant and Aachen® reactor to increase oxidation and recovery.
  Replacing four small electrowinning units with a larger, expandable cell and establishing a new adsorption, desorption and refining (“ADR”) plant for elution, acid treatment and regenerating stripped carbon. Carbon handling will become hands-off and automated, and a fines screening process will be implemented to reduce gold solution losses. A new, secure gold smelting room will also be constructed for the larger processing plant; and
  A cyanide destruction circuit will also be introduced for tailings management.

Expansion and Overall Plan Project Status

The integrated project comprises two primary tracks:

  Track 1: Overall Plant Upgrades, which will boost reliability and performance, scheduled for completion in fiscal 2026. This phase includes plant efficiency improvements as detailed above along with constructing the 18 meter diameter pre-leach thickener and installing new ADR & Gold Room facilities; and
  Track 2: Complete 3,000+ TPD and 1,000 TPD processing circuits, with scheduled completion in fiscal 2027. Both throughput and recovery rates will gradually increase from now to the scheduled completion date.

An owner's project team has been appointed and mobilized onsite. The project schedule is being actively managed and status by work stream is as follows:

  3,000+ TPD Processing Circuit
    18 meter Pre-leach Thickener: Manufacturing 95% complete, shipping in December 2025.
    Processing Circuit Flotation Plant and Ultra-Fine Grind Mill: Award manufacturing contracts in November 2025.
    Processing Circuit SAG Mill: Award manufacturing contracts in January 2026.

  1,000 TPD Processing Circuit
    Apron Feeder: Manufacturing 80% complete, shipping in November 2025

  Overall Plant Upgrade
    Aachen® Reactor: Manufacturing 100% complete, shipping in November 2025.
    Leach Tank Agitators and Inter-tank Screens: Manufacturing 50% complete, shipping in December 2025.
    Oxygen Plant: Manufacturing and assembly 75% complete, shipping in December 2025
    ADR Plant: Manufacturing contract awarded in November 2025, construction slated to begin in April 2026.

Revised Process Flowsheet for the Upgraded and Expanded Plant

Figures 1a and 1b: 18 meter Diameter Pre-Leach Thickener

Figure 2: Pre-Leach Thickener Foundation Civils in progress

Figure 3: Aachen® Reactor ready for shipment

Figure 4: Vendor Testwork Flotation Cells

About TRX Gold Corporation

TRX Gold is a high margin and growing gold company advancing the Buckreef Gold Project in Tanzania. Buckreef Gold includes an established open pit operation and 2,000 tonnes per day process plant with upside potential demonstrated in the May 2025 Preliminary Economic Assessment (the “PEA”). The PEA outlines average gold production of 62,000 oz per annum over 17.6 years, and US$1.2 billion pre-tax NPV5% at average life of mine gold price of US$3,000/oz. The Buckreef Gold Project hosts a Measured and Indicated Mineral Resource of 10.8 million tonnes (“MT”) at 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces (“oz”) of gold and an Inferred Mineral Resource of 9.1 MT at 2.47 g/t gold for 726,000 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow to fund the expansion as outlined in the PEA and grow Mineral Resources through exploration. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania.

Qualified Person

Mr. Richard Boffey, BE Mining (Hons) F AusIMM, Chief Operating Officer of TRX Gold Corporation, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

For investor or shareholder inquiries, please contact:

Investor Relations
IR@TRXgold.com
+1-437-224-5241
+1 844 GOLD TRX (844-465-3879)
www.TRXgold.com

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements included in this press release are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results from operations, exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report prepared in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects on the Buckreef Gold Project (“Buckreef Gold”) titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania (“PEA”) with an effective date of April 15, 2025. The PEA was prepared in accordance with NI 43-101 guidelines by P&E Mining Consultants Inc. (“P&E”). Input to this PEA was also provided by D.E.N.M. Engineering Ltd. (“D.E.N.M.”). The information contained herein is subject to all of the assumptions, qualifications and procedures set out in, and is qualified in its entirety by reference to the full text of, the PEA and reference should be made to the full details of the PEA which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

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